Equitable Financial Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

March 10, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Equitable Financial Life Insurance Company of America

Request to Withdraw Initial Registration Statement on Form S-3

File No. 333-263322

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial Life Insurance Company of America (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form S-3 (File No. 333-263322) (Accession No. 0001104659-22-030632), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on March 4, 2022, was to register additional shares for the Guaranteed Interest Account with Market Value Adjustment offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial Life Insurance Company of America respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement will be re-filed at a later date.

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Shane Daly

Shane Daly

cc: Dodie Kent